Exhibit 21.1

Subsidiaries of eToro Group Ltd.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
eToro Asset Management Limited	Australia
eToro AUS Capital Pty Ltd	Australia
eToro (Europe) Limited	Cyprus
eToro Group Trading Ltd	British Virgin Islands
eToro Ltd	Israel
eToro (ME) Limited	Emirate of Abu Dhabi
eToro Money Malta Ltd	Malta
eToro Money UK Ltd	United Kingdom
eToro (Seychelles) Limited	Seychelles
eToro (UK) Limited	United Kingdom
eToro USA LLC	United Sates (Delaware)
eToro USA Securities Inc.	United States (Delaware)
eToro X Limited	Gibraltar
Spaceship Capital Limited	Australia